United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Alphabet, Inc.
Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow PayPal Shareholder:

I write to urge you to vote in favor of item # 5 on the PayPal Inc. proxy statement for the 2023 annual meeting.

Introduction

Harrington Investments, Inc. has submitted a shareholder resolution to PayPal that requests the Board establish a policy ensuring people in conflict zones, such as Palestine, do not suffer discriminatory exclusion from the company’s financial services, or alternatively, if the company chooses not to establish this policy, provides an evaluation of the economic impact the policy of exclusion has on the affected populations as well as the company’s finances, operations and reputation.

Our company’s mission statement acknowledges “full participation in the global economy [as] a right, not a privilege” and that “democratizing” financial services be ensured to “everyone, regardless of background.” Our company’s services are available in 200 countries including high-conflict ones such as Yemen and Somalia. However, Palestinians are unable to access PayPal services while their Israeli neighbors have full access to the creation and use of PayPal accounts for their personal and business finances.

Palestinian business leaders have reached out to our company for years, asking for implementation of PayPal.  Sam Bahour is one of these leaders:

I speak to you from Ramallah, Palestine, a few miles north of Jerusalem.

By way of introduction, my name is Sam Bahour and I originally hail from Youngstown, Ohio. I'm involved in economic development in Palestine. Our partners in this endeavor are many, including the U.S. Government, the UK, the EU, and all the Gulf States, just to name a few.

Mr. Schulman, you may recall that I wrote to you on December 7, 2015, along with a colleague of mine, retired Chicago-based businessman Edward Thompson.

When we did not hear back from you, another letter was sent to your office, this one on August 23, 2016, and it was signed by 43 Palestinian companies.

Our last letter was very direct where we stated, “We are writing to urge you to extend PayPal’s services to Palestinians living in the West Bank and Gaza thereby removing a major limitation on the Palestinian technology sector, one of the only bright spots in the overall economy.”

We were happy to get a reply to this second letter on September 12, 2016, informing us that you directed Mr. Richard Nash, PayPal's Head of Global Government Relations based in Washington, D.C., to follow up on our request for a meeting.

Mr. Nash’s reply letter noted, “The work of many of the signatories to your letter in creating, supporting and developing a vibrant tech sector in the West Bank and Gaza is impressive and clearly starting to bear fruit already.”

We seriously appreciated that sentiment and were looking forward to PayPal’s deliberations reaching a positive decision to enter Palestine to assist us in developing our economy.

A team from our side subsequently met with Mr. Nash and Mr. Usman Ahmad, PayPal’s Head of Global Public Policy on October 5, 2016.

That was 7 years ago.

Ever since that meeting, I can never offer a satisfactory answer to those who ask why PayPal refuses to follow the lead of technology giants like Apple Pay, Stripe, Google, Cisco, HP, Oracle, and many others, which all operate in Palestine.

Likewise, it’s a fact that Palestine has a thriving banking sector and all Palestinian banks have corresponding U.S. banks that make money transfers daily. The U.S. Treasury Department is also active in Palestine and has praised the level of Palestinian banking compliance.

Yet, PayPal is not here.

My colleagues have told me this resolution will not pass without a positive board recommendation, and they may be right. However, I also know from my own experience of being a long-time board member of one of the largest banks in Palestine, and chairing the Risk and Compliance Committee, that dynamic boards, such as PayPal's, understand that their judgment may not be fully accurate on issues that are unknown or sensitive.

Kindly note three points that I hope you will consider when you vote on this resolution:

1.       This is not a political issue. The political determination about Palestine was decided over a decade ago by the UN and “The State of Palestine” is today officially listed in the list of countries. Accordingly, Palestine was designated a top-level domain, .ps, and an independent country code, 970, over two decades ago.

2.       It is unusual for a country's private sector to be so persistent in requesting a firm to offer its services, but we know PayPal is not just another company. When I recently read an article in The Value Investor titled, “PayPal: Time To Pay Up” (May 16, 2023) their analysis warned, “Continued innovation by peers, showing stronger volume growth, raises the question of how strong the competitive position of PayPal is.” The Palestinian private sector is offering its hand to help address all these concerns.

3.       We as private sector stakeholders in Palestine are not alone in encouraging PayPal to positively move forward on this issue.

I urge you to vote YES on this resolution.

Thank you.

If you have any questions about the resolution or would like to discuss this further, please contact Christina O’Connell at christina@eko.org.

Thank you for your consideration.

Sincerely,

John Harrington

President & CEO

Harrington Investments, Inc.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card; Harrington Investments Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments Inc. urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.